Exhibit 1

ASX	Level 18, 275 Kent Street Sydney, NSW, 2000
Release

14 September 2021

UPDATE ON WESTPAC'S SALE OF PACIFIC BUSINESSES

On 7 December 2020, Westpac announced the sale of its Pacific businesses as part of its strategy to simplify its operations and focus on banking in Australia and New Zealand.

The sale of Westpac Fiji and Westpac's 89.91% stake in Westpac Bank PNG Limited – to Kina Securities Limited (ASX:KSL) (Kina Bank) for up to $420 million was subject to regulatory approvals in both Fiji and Papua New Guinea.

On 22 July 2021, Papua New Guinea's Independent Consumer and Competition Commission (ICCC) released a draft determination indicating it proposed to deny authorisation to Kina Bank for the proposed acquisition of Westpac's stake in Westpac Bank PNG Limited.

The ICCC has now released its final determination confirming it has denied authorisation.

Westpac acknowledges the ICCC’s determination and will continue to operate these businesses while it reviews the impact on the sale to Kina Bank.

For further information:

Andrew Tubb	Andrew Bowden
Media Relations	Investor Relations
M. 0411014771	M. 0438 284 863
P. +612 8253 4008

This document has been authorised for release by Tim Hartin, General Manager & Company Secretary.